Exhibit 21.01

Subsidiaries of the Registrant
CommunityOne Bank, National Association -
National Banking Association headquartered in the State of North Carolina
C1 Trustee, Inc. -
     A North Carolina corporation
FNB United Statutory Trust I -
A Connecticut statutory business trust
FNB United Statutory Trust II -
A Delaware statutory business trust
Catawba Valley Capital Trust II -
A Delaware statutory business trust